UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 000-25233

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Provident Bank 401(k) and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Provident New York Bancorp

400 Rella Boulevard

Montebello, New York 10901

PROVIDENT BANK 401(K) AND

PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULES

FOR YEARS ENDED

DECEMBER 31, 2010 AND 2009

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

YEARS ENDED DECEMBER 31, 2010 AND 2009

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of the

Provident Bank 401(k) and Profit Sharing Plan

Montebello, New York

We have audited the accompanying statement of net assets available for plan benefits of the Provident Bank, 401(k) and Profit Sharing Plan as of December 31, 2010, and the related statements of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The prior year summarized comparative information has been derived from the Plan’s 2009 financial statements and, in our report dated June 9, 2010; we expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Provident Bank, 401(k) and Profit Sharing Plan as of December 31, 2010 and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Suffern, New York
May 27, 2011

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS
Investments (at fair value)	$32,540,248	$26,563,052

Receivables:
Notes receivable from participants	729,913	585,648
Employer’s contribution	5,434	—
Participants’ contributions	22	—
Due from Provident Bank Defined Benefit Pension Plan	5,625	—

	740,994	585,648

TOTAL ASSETS	33,281,242	27,148,700

LIABILITIES
Accrued expenses	36,500	23,125

TOTAL LIABILITIES	36,500	23,125

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$33,244,742	$27,125,575

See notes to financial statements.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
ADDITIONS:
Investment activity:
Net appreciation/(depreciation) in fair value of investments	$3,934,826	$(563,193)
Dividends	483,585	444,493
Interest	35,208	35,306

Total investment income/(loss)	4,453,619	(83,394)

Contributions:
Employer	1,836,609	1,674,090
Participants	2,505,981	2,280,169
Participants’ rollovers	348,088	154,461

Total contributions	4,690,678	4,108,720

Transfer in of plan assets - Provident ESOP	9,188	—

TOTAL ADDITIONS	9,153,485	4,025,326

DEDUCTIONS:
Benefits paid to participants	2,983,160	1,382,166
Administration expenses	32,158	32,243
Audit fee	19,000	17,500

TOTAL DEDUCTIONS	3,034,318	1,431,909

NET INCREASE	6,119,167	2,593,417
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	27,125,575	24,532,158

END OF YEAR	$33,244,742	$27,125,575

See notes to financial statements.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

1.	GENERAL INFORMATION

Effective January 1, 2008, Hudson Valley Investment Advisors adopted the Provident Bank 401(k) & Profit Sharing Plan (referred to as “the Plan”). The former Hudson Valley Investment Advisors LLC Profit-Sharing Plan & Trust was merged into the Provident Bank 401(k) & Profit Sharing Plan assets as of that effective date and held as a separate trust. The two trusts were merged on March 25, 2010 into one Trust held at Principal Financial.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management’s Review

Subsequent events were evaluated through May 27, 2011, the date of issuance of the financial statements.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Notes Receivable from Participants

Loans to participants are reported at their unpaid balance plus any accrued but unpaid interest.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 9 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Expenses

All expenses of maintaining the Plan are paid by the Plan.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

3.	DESCRIPTION OF THE PLAN

The following description of the Plan has been obtained from the Plan document and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan which covers all eligible employees. Provident Bank (“Employer”) established the plan on August 1, 1991. The plan was amended and restated effective January 1, 2006 with subsequent amendments added effective September 30, 2006. Most recently, the plan was amended and restated in its entirety, effective January 1, 2010, to comply with all required regulatory changes. The restated Plan document is a volume submitter created by Milliman, Inc. upon which Provident’s plan document was based. Milliman received a favorable determination letter from the IRS for their volume submitter. In April, 2010, Provident Bank also filed for a favorable determination letter specific to the Provident Bank 401(k) & Profit-Sharing Plan. As of the date of this report, Provident Bank has not received a determination on this filing.

Both Hudson Valley Investment Advisors, LLC (referred to as “HVIA”) and Hardenburgh Abstract, both subsidiaries, have adopted the Plan.

All employees are eligible to participate in the Plan immediately upon hire if they are scheduled to work 1,000+ hours annually or when scheduled hours are increased to 1000+ hours annually. Participants not immediately eligible upon hire will enter the Plan on the 1/1 or 7/1 following one year of employment.

For each Plan year, the employer shall contribute to the Plan:

(a)	The amount of the total salary reduction of all Participants made pursuant to Section 4.2 (a) of the Plan document, which amount shall be deemed an Employee’s elective contribution.

(b)	On behalf of each participant who is eligible to share in matching contributions for the Plan year, the Bank may make a discretionary matching contribution to the Plan on behalf of each participant. The amount of matching contribution is a percentage of the pre-tax contributions to the Plan. The matching contribution percentage is determined by the Bank, in its sole discretion. The Bank may modify this percentage, as it deems necessary. For the Plan Years 2010 and 2009, the employer matching contribution was equal to 50% of employee deferrals, to a maximum of 3% of eligible compensation. The match is paid in cash and invested per employee direction.

(c)	Each participant may elect to defer from 1% to 50% of his/her eligible compensation which is received in the Plan year. For new participants, this election is applied to their compensation as soon as administratively feasible following receipt of their election. Modification of an earlier election may be made monthly. The modification election is applied to compensation as soon as administratively feasible on the first or second payroll of the month following the election date.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

3.	DESCRIPTION OF THE PLAN (Con’t.)

(d)	Effective October 1, 2006, at date of hire, employees who are scheduled to work 1,000 hours or more per year are automatically enrolled in the Plan and are eligible for employer matching contributions and for the employer base profit-sharing contribution. Upon signing an acknowledgement of payroll deduction form, a participant will automatically have a 2% deferral election unless he elects otherwise through the Plan’s online website or through the Plan’s Call Center. If an employee deferral election has not been made and if the employee has not signed an acknowledgement form, the participant is assumed to have a 0% employee deferral.

(e)	Effective October 1, 2006, a discretionary profit-sharing component was added to the Plan. It is deemed an employer non-elective contribution and referred to as the Employer Base Profit-Sharing Contribution. For the Plan Years 2010 and 2009 this employer profit-sharing contribution was 3% of eligible pay. The Employer Base Profit-Sharing Contribution is credited independent of the level of participant deferrals. It is paid in cash and invested per employee direction.

(f)	Effective October 1, 2006, an additional employer non-elective contribution was added to the Plan and referred to as an “additional discretionary contribution”. As of December 31, 2010, no such additional discretionary contribution was made.

(g)	Effective in 2008, Provident Bank ESOP participants who were eligible for ESOP Diversification Elections were permitted to transfer their ESOP Diversification funds to their 401(k) account. During the 2010 ESOP Diversification Period, 3 eligible participants elected to participate in the Diversification Election and $9,188 was transferred into the 401(k) Plan from the ESOP. In 2009, no participants elected to participate in the Diversification election.

(h)	The employer shall contribute to the Plan the amount necessary to provide the top-heavy minimum contribution.

The amount by which compensation is reduced shall be that participant’s deferred compensation, to be treated as an employee contribution and allocated to that participant’s election account.

The total deferral in any taxable year may not exceed a dollar limit, which is set by law. The limit was $16,500 in both 2010 and 2009. Individuals age 50 or over were allowed to make additional catch-up contributions of $5,500 in both 2010 and 2009. The annual compensation limit was $245,000 for both 2010 and 2009.

A participant has, at all times, a vested and nonforfeitable right to the entire balance in his/her election account, and will have a 100% vested interest in the employer’s matching and non-elective employer contributions following the completion of four full years of service with the employer, upon attainment of age 65, or upon death or permanent and total disability.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

3.	DESCRIPTION OF THE PLAN (Con’t.)

Participants who have completed less than four years are entitled to a percentage of the employer’s contributions on the basis of full years of service in accordance with the following schedule:

Years of Vesting Service	Vested Percentage
Less than 2	0%
2	50%
3	75%
4 or more	100%

Each participant shall direct the trustee as to the investment of the entire interest in his/her aggregate account. The administrator shall provide mutual funds, investment contracts or employer securities for such investments and establish procedures to be applied in a uniform nondiscriminatory manner for participants to direct the trustee in writing to invest their aggregate account. The aggregate account of each participant so directed will be considered a directed investment account.

A separate directed investment account shall be established for each participant. The directed investment account shall be charged or credited as appropriate with the net earnings, gains, losses and expenses, as well as any appreciation or reduction in fair value during each Plan year attributable to such account.

In determining the fair value of securities held in the trust fund, which are listed on a registered stock exchange, the administrator shall direct the trustee to value the same at the prices they were last traded on such exchange preceding the close of business on the “valuation date.” If such securities were not traded on the “valuation date,” or if the exchange on which they are traded was not open for business on the “valuation date,” then the securities shall be valued at the prices at which they were last traded prior to the “valuation date.” The guaranteed fixed income investment contract with Principal is reported at fair value. Fair value is the amount the Plan sponsor would receive if they were to withdraw or transfer funds within the Plan prior to their maturity. In determining the fair value of assets other than securities for which trading prices can be obtained, the trustee may appraise such assets itself, or at its discretion, employ one or more appraisers for that purpose and rely on the values established by such appraiser or appraisers.

Normal retirement date – the first day of the month coinciding with or the next following the participant’s normal retirement age (65th birthday). A participant shall become fully vested in his/her account upon attaining his/her normal retirement age.

Upon termination of service, at the election of the terminated employee, the administrator will direct the trustee to distribute the vested benefit due. If the vested benefit exceeds $5,000, the participant must submit a written consent before any distribution is made. There is no need for consent for distributions amounting to $5,000 or less. Lump sums of $5,000 or less are allowed and may be mandated by the employer.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

3.	DESCRIPTION OF THE PLAN (Con’t.)

Notes Receivable from Participants – Participants are permitted to obtain loans from the Plan in an amount of up to 50% of the net value of their vested balance, subject to a minimum of $1,000 and a maximum of $50,000. Plan loans are approved by Provident per established underwriting standards. Interest is charged on these loans at a rate similar to that which would be charged at other financial institutions. Loan terms cannot exceed five years. Principal and interest are paid ratably through payroll deductions. A loan is in default if the employee fails to make installment payments. This defaulted loan becomes a deemed distribution of the Plan. Deemed distributions were $22,993 and $10,530 for Plan Years 2010 and 2009, respectively. Loans become due and immediately payable upon an employee’s termination of employment.

Accounting fees and other administrative services are paid by the Plan Trust from the forfeitures accounts, if available. For Plan Years 2010 and 2009 forfeiture activity consisted of:

	2010	2009
Beginning Balance, 1/1	$9,190	$6,376
Forfeitures of non-vested employer contributions	34,407	36,245
Used for employer contributions	(2,602)	—
Used for audit fees and administrative services	(35,279)	(35,263)
Gains	1,720	1,832

Ending Balance, 12/31	$7,436	$9,190

4.	TRANSACTIONS WITH RELATED PARTIES

26% of total assets available for plan benefits are held in Provident New York Bancorp Common Stock, the employer security. Certain Plan investments are managed by Principal Financial, the directed Trustee of the Plan. Therefore, these transactions qualify as party-in-interest transactions.

5.	INVESTMENTS

As of December 31, 2010 the plan’s investments are in mutual funds, investment contracts and employer securities held in an account with Principal Life Insurance Company. Principal Financial is the Directed Trustee, the Plan’s Record keepers, and the Plan’s third-party administrators. An internal Provident 401(k) Committee comprised of members of management of Provident Bank assumes the Bank’s fiduciary responsibilities. To assist with this responsibility, the Provident 401(k) Committee engages an independent investment advisor, 401k Advisors Inc., to review and monitor the investment funds performance and suggest changes to the Plan’s investment choices. Detailed trust performance monitoring reports are reviewed quarterly. Committee review meetings are held semi-annually or more frequently as needed with Principal Financial and the plan’s independent investment advisor.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

5.	INVESTMENTS (cont.)

Contributions for participants are maintained in individual accounts. The accounts are credited for actual earnings on investments and charged for Plan withdrawals. The accounts are also adjusted for any change in fair value in the investments. All investments are participant-directed.

The following presents investments that represent 5% or more of the Plan’s net assets:

	12/31/2010	12/31/2009
Capital Research Inter Bond Fund of America	$—	$2,069,195
Davis New York Venture A Fund	2,484,042	1,988,775
Mellon Capital Mgmt Bond Mkt. R5 Fund	2,456,169	—
Principal Investors Life Time 2020 Pref. Fund	1,671,616	—
Principal Investors Life Time 2030 Pref. Fund	2,466,932	1,833,415
Principal Life Fixed Income Option	3,978,540	3,724,696
Provident New York Bancorp
Common Stock (Delaware Corp.)	8,544,796	7,674,891

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,934,826 as follows:

Mutual funds	$2,204,036
Investment contracts	112,652
Employer securities	1,618,138

$3,934,826

6.	INCOME TAX STATUS

The Internal Revenue Service has determined that the Plan qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws. The Plan administrator and the Plan’s tax counsel believe the Plan is qualified under the favorable Determination Letter received by Milliman for their volume submitter upon which Provident’s Plan document was written. In April, 2010, Provident Bank also filed for a favorable determination letter specific to the Provident Bank 401(k) & Profit-Sharing Plan. As of the date of this report, Provident has not received a determination of the Plan status from the IRS.

7.	TERMINATION

The Employer has the right to terminate the Plan at any time. Upon termination, all amounts credited to the participants’ accounts become 100% vested. A complete discontinuance of contributions by the Employer will constitute a termination.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

8.	FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Schedule H of form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$33,244,742	$27,125,575
Fair Value adjustment	209,396	196,036

Net assets available for benefits per the Schedule H to the Form 5500	$33,454,138	$27,321,611

The following is a reconciliation of the net appreciation in fair value of investments per the financial statements for the year ended December 31, 2010 to the Form 5500.

Net appreciation in fair value per the financial statements	$3,934,826
Add: GIC Surrender value adjustment for 2009	196,036
Less: GIC Surrender value adjustment for 2010	(209,397)

Net appreciation in fair value per Schedule H of Form 5500	$3,948,186

9.	FAIR VALUE MEASUREMENT

Fair values of assets measured on a recurring basis at December 31, 2010, are as follows:

		Quoted Prices in Active Markets For Identical Assets	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 3)
Mutual Funds	$20,016,912	$20,016,912	$—
Fixed Income Fund	3,978,540	—	3,978,540
Common Stock	8,544,796	8,544,796	—

Total	$32,540,248	$28,561,708	$3,978,540

Fair values of assets measured on a recurring basis at December 31, 2009, are as follows:

		Quoted Prices in Active Markets For Identical Assets	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 3)
Cash & CD’s	$15,810	$15,810	$—
Mutual Funds	15,147,655	15,147,655	—
Fixed Income Fund	3,724,696	—	3,724,696
Common Stock	7,674,891	7,674,891	—

Total	$26,563,052	$22,838,356	$3,724,696

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

9.	FAIR VALUE MEASUREMENT (cont.)

ASC 820, Fair Value, establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value of investments. This hierarchy consists of three broad levels with Level 1 being the highest. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments.

Fair values for investments are determined by reference to quoted market prices and other relevant information generated by market transactions (Level 1).

The guaranteed investment contract with Principal is not actively traded and significant other observable inputs are not available. Thus, the fair value is determined using an income approach. The fair value represents discontinuation value or contract value times 95%. (One minus 5% withdrawal charge). Assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3), consist of the following:

Fixed Income
December 31, 2010:	Fund
Beginning balance, fair value	$3,724,696
Interest income	126,012
Unrealized loss	(13,360)
Purchases, issuances and settlements, net	141,192

Ending balance, fair value	$3,978,540

December 31, 2009:
Beginning balance, fair value	$3,526,223
Interest income	127,090
Unrealized loss	(10,446)
Purchases, issuances and settlements, net	81,829

Ending balance, fair value	$3,724,696

10.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2010

Independent Auditor’s Report on Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information on pages 14-16, together referred to as “supplemental information” are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Suffern, New York
May 27, 2011

THE PROVIDENT BANK 401(K) AND PROFIT SHARING PLAN

SCHEDULE OF ASSETS HELD

FOR THE YEAR ENDED DECEMBER 31,2010

	Beg. of Year Current Value	End of Year Current Value
Investments Held By Principal Life Insurance Co.:
Mutual Funds:
American Beacon Large Cap VL Investor Fund	$636,844	$798,711
American Funds Growth Fund of America R3 Fund	910,971	1,068,519
Capital Research American Funds Intm Bd Fund	2,069,195	—
Davis NY Venture A Fund	1,988,775	2,484,042	(1)
Goldman Sachs/LA Cap Mgt Midcap Value I R5 fund	194,999	241,559	(2)
Janus Enterprise S fund	1,222,231	1,593,826
Mellon Capital Mgmt Bond Market R5 Fund	—	2,456,169	(1)
Multiple Sub-Advisors Prin Lifetime Str Inc R5 fund	171,628	218,207	(2)
Multiple Sub-Advisors Prin Lifetime 2010 R5 Fund	653,953	847,215	(2)
Multiple Sub-Advisors Prin Lifetime 2020 R5 Fund	1,058,276	1,671,616	(1),(2)
Multiple Sub-Advisors Prin Lifetime 2030 R5 Fund	1,833,415	2,466,932	(1),(2)
Multiple Sub-Advisors Prin Lifetime 2040 R5 Fund	753,647	1,058,603	(2)
Multiple Sub-Advisors Prin Lifetime 2050 R5 Fund	374,089	608,685	(2)
Principal Global Investors S&P 400 Index R5 Fund	1,124,060	1,473,098	(2)
Principal Global Investors S&P 500 Index R5 Fund	299,027	330,368	(2)
Principal Global Investors S&P 600 Index R5 Fund	107,953	170,024	(2)
Principal Global Investors Small Cap Value R5 Fund	97,309	131,402	(2)
Principal Global Investors Diversified Intl R5 Fund	1,208,877	1,572,627	(2)
Principal Real Estate Securities R5 Fund	123,858	322,591	(2)
Royce Value Plus Service Fund	318,548	502,718
Unallocated Contract:
Principal Life Insurance Fixed Income 401a/k	3,724,696	3,978,540	(1),(2),(3)
Common Stock:
Provident New York Bancorp	7,674,891	8,544,796	(1),(2)

Total Investments Held By Principal Life Insurance Company	26,547,242	32,540,248

Cash & Cash Equivalents Held By Hudson Valley Investment Advisors, LLC	15,810	—	(2)
Notes receivable from participants	585,648	729,913	(2)
Employer and participant receivables	—	5,456	(2)
Expense reimbursement due from Provident Bank Def. Ben. Pension Plan	—	5,625	(2)

Total Assets Held	$27,148,700	$33,281,242

(1)	Denotes 5% or greater of total assets available for plan benefits.
(2)	Party-in-interest as defined by ERISA
(3)	Adjusted from contract to fair value

See notes to financial statements.

PROVIDENT BANK 401(K) AND PROFIT SHARING PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

DECEMBER 31, 2010

PLAN TRANSACTIONS IN EXCESS OF 5%

	Beg. of Year Current	End of Year Current
No reportable transactions.	$—	$—

See notes to financial statements.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

NOTES RECEIVABLE FROM PARTICIPANTS

DECEMBER 31, 2010

Provident Bank 401(k) and Profit Sharing Plan Notes Receivable from Participants as of December 31, 2010:

	Interest Rate	Principal Balance 12/31/10
Notes receivable from participants	4.25% -10.25%	$729,913

See notes to financial statements.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its. behalf by the undersigned hereunto duly authorized.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

Date: June 24, 2011	By:	/s/ Paul A. Maisch
	Name:	Paul A. Maisch
	Title:	Executive Vice President and Chief Financial Officer,
Provident Bank